Exhibit 99.1

Check-Cap Announces the Publication of Preliminary Clinical Data on its
Preparation-Free Colon Screening Capsule in Gut

ISFIYA, Israel, December 14, 2015 - Check-Cap Ltd. (the “Company” or “Check-Cap”) (NASDAQ:  CHEK, CHEKW), a clinical stage medical diagnostics company engaged in the development of an ingestible capsule for preparation-free, colorectal cancer screening, today announced that data related to its clinical studies have been published in Gut, an official peer-reviewed journal of the British Society of Gastroenterology.

The article, entitled “A Novel Prepless X-ray Imaging Capsule for Colon Cancer Screening,” includes safety and motility data collected in Europe and Israel on passage of the capsule through the GI tract, as well as a preliminary analysis of the first participants evaluated in the Company’s ongoing multi-center clinical feasibility study, which aims to establish the safety, functionality and preliminary efficacy of the Check-Cap system.

“The importance of routine colorectal cancer screening is well understood. Colorectal cancer, or CRC, develops slowly and is therefore highly preventable. However, there are logistical and patient-related barriers that hamper participation in current screening procedures such as colonoscopy. These barriers include bowel cleansing requirements, risks associated with anesthesia and patient concerns over potential pain,” said Prof. Nadir Arber, M.D., Director, Integrated Cancer Prevention Center at the Israel Tel Aviv Sourasky Medical Center, president of the Israeli Gastroenterological Society and scientific advisor to Check-Cap. “These data validate the potential of a less invasive, patient-friendly modality that can screen the colon’s interior and provide 3D imaging of the colonic wall without the need for bowel preparation.”

Preliminary analysis of the ongoing clinical feasibility study evaluated data from participants who swallowed Check-Cap's scanning capsule, tracking the entire passage of the capsule through the alimentary tract using radio frequency telemetry and Check-Cap's proprietary capsule position tracking system. Pedunculated and sessile polyps were clearly seen and validated by subsequent colonoscopy, and the total radiation exposure was found to be ultra-low (0.03±0.007 mSv, or the equivalent exposure of one chest x-ray). Capsules were excreted naturally in all 48 volunteers who completed the study (one asymptomatic volunteer withdrew prior to completion and the capsule was retrieved endoscopically from the colon). Initial data show the system to be safe, as well as able to produce 3D reconstructions of the colonic wall and lumen, including identifying polyps.

 “We are pleased to see the publication of these studies in a prestigious, peer-reviewed international medical journal,” said Bill Densel, CEO of Check-Cap “These data showed safe passage, very low radiation exposure and  the ability of the system to reconstruct the human colon and to enable polyp identification without the need for bowel preparation. We continue the evaluation of our system, and we believe that a less-invasive, preparation-free modality addresses significant barriers and has the potential to increase adherence to colorectal cancer screening recommendations.”

The publication is currently available online at http://gut.bmj.com/ and will also be featured in an upcoming print edition of Gut.

About Check-Cap

Check-Cap is a clinical stage medical diagnostics company developing the first system for preparation-free scanning and imaging of the inner colon to identify precancerous polyps and cancers while being less invasive than traditional procedures. The Company is developing an ingestible capsule that utilizes proprietary, ultra-low-dose X-ray technology to safely generate high-resolution, 3-dimensional imagery of the interior of the colon. Without requiring bowel preparation or diet and activity modifications, Check-Cap's system is designed to increase patient acceptance and adherence to colorectal cancer screening recommendations. The Check-Cap system is currently not cleared for marketing in any jurisdiction.

Legal Notice Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, often signify forward-looking statements.  Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved.  Forward-looking statements are based on information that the Company has when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.  For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the “Special Note On Forward-looking Statements” and “Risk Factors” in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC’s web site at http://www.sec.gov.  The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

CONTACT:

Investors David Carey Lazar Partners Ltd. 212-867-1768 dcarey@lazarpartners.com Vivian Cervantes PCG Advisory Group 212-554-5482 vivian@pcgadvisory.com	Media Danielle Lewis or Erich Sandoval Lazar Partners Ltd. 212-843-0211 or 917-497-2867 dlewis@lazarpartners.com esandoval@lazarpartners.com